UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

Opus Tower A, 1002, Business Bay
Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Extraordinary General Meeting of Shareholders

Brooge Energy Limited, a Cayman Islands exempted company (the “Company”) plans to hold an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on September 2, 2024 and furnishes under the cover of this Form 6-K the Notice of Extraordinary General Meeting/Proxy Statement and the Form of Proxy Card for the Extraordinary General Meeting as Exhibits 99.1 and 99.2, respectively. The board of directors of the Company has set the record date for determining shareholders entitled to attend and vote at the Extraordinary General Meeting as August 7, 2024.

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Notice of Extraordinary General Meeting/Proxy Statement.
99.2	Form of Proxy Card for the Extraordinary General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: August 16, 2024	By:	/s/ Alexander Lawson
		Name:	Alexander Lawson
		Title:	Director

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